UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
December 31, 2014
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-06259	                                  June 5, 2014

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL  X          IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Stratus Fund, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

6811 S. 27th Street, Lincoln, NE 68512

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of
Stratus Fund, Inc.
Lincoln, Nebraska
We have examined management?s assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
Stratus Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of March 31, 2014.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on
our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and, accordingly, included
examining on a test basis, evidence about the Fund's
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of March 31, 2014, and with respect to agreement of security purchases and sales, for the period from October
31, 2013 (the date of our last examination) through March 31,
2014:
*	Confirmation of all securities held by institutions in book
entry form by The Depository Trust Company, JP Morgan Asset
Management, Fifth Third Bank, and Goldman Sachs, the sub-
custodians;
*	Reconciliation of all such securities to the books and records of the Fund and Union Bank & Trust Company, the custodian; and
*	Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that Stratus Fund, Inc.
complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March
31, 2014, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Stratus Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Deloitte & Touche

June 5, 2014
Omaha, Nebraska






MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH CERTAIN PROVISIONS OF THE
INVESTMENT COMPANY ACT OF 1940




We, as members of management of Stratus Fund, Inc. (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2014 and from October 31, 2013 (the date of the last examination) through March 31, 2014.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2014 and from October 31, 2013 through March 31, 2014, with respect to securities reflected in the investment account of the Fund.



/s/ Jon Gross
______________________
Jon Gross
President and Chief Executive Officer
June 5, 2014


/s/ Jeff Jewell
_________________________
Jeff Jewell
Vice President and Chief Financial Officer
June 5, 2014